# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-090846
Filed by CIK 0001738048

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- VHCP Co-Investment Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- Venrock Healthcare Capital Partners EG, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- VHCP Management III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- VHCP Management EG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- Nimish Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)
- Bong Y. Koh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,955,105; sole dispositive power 0; shared dispositive power 1,955,105; aggregate amount beneficially owned 1,955,105 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, NC, 27517.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Venrock Healthcare Capital Partners III, L.P. ("VHCP III")
VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III")
Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG")
VHCP Management III, LLC ("VHCP Management III")
VHCP Management EG, LLC ("VHCP Management EG")
Nimish Shah ("Shah")
Bong Koh ("Koh")

The Reporting Persons are members of a group for the purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
New York Office:
7 Bryant Park, 23rd Floor
New York, NY 10018

Palo Alto Office:
3340 Hillview Avenue
Palo Alto, CA 94304
Citizenship: All of the entities were organized in Delaware. Shah and Koh are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 266,534 shares of common stock, pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 164,164 shares of common stock and common warrants (the "Common Warrants" and together with the Pre-Funded Warrants, the "Warrants") exercisable for up to 86,402 shares of common stock held by VHCP III, (ii) 26,636 shares of common stock, Pre-Funded Warrants exercisable for up to 16,406 shares of common stock and Common Warrants exercisable for up to 8,634 shares of common stock held by VHCP Co-Investment III, and (iii) 1,382,092 shares of common stock, Pre-Funded Warrants exercisable for up to 851,256 shares of common stock and Common Warrants exercisable for up to 448,030 shares of common stock held by VHCP EG. The Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Warrants to the extent that, following exercise, VHCP III, VHCP Co-Investment III and VHCP EG, together with their affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding of the Issuer. VHCP III, VHCP Co-Investment III and VHCP EG are currently prohibited from exercising a portion of the Warrants to the extent that such exercise would result in beneficial ownership of more than 1,955,105 shares of common stock of the Issuer.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
Percent of class: Due to the Beneficial Ownership Blocker in the Warrants, each Reporting Person's beneficial ownership percentage was 9.99% as of March 31, 2026. Such percentage is based upon the sum of (i) 17,197,613 shares of the Issuer's common stock outstanding as of March 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 10, 2026, (ii) 2,093,168 shares of Common Stock issued upon the exercise of Warrants by the Reporting Persons after March 6, 2026, and (iii) 279,843 shares of common stock issuable upon the exercise of the Warrants. Due to field limitations of the EDGAR filing system, the percentages listed in row 11 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on August 19, 2024)

Exhibit 24.2 Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on August 19, 2024)

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on May 15, 2025)

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management III, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (05/15/2026)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (05/15/2026)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (05/15/2026)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (05/15/2026)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (05/15/2026)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (05/15/2026)
- Bong Y. Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (05/15/2026)